BOXWOOD MERGER CORP.
1112 Montana Avenue, Suite 901

Santa Monica, CA 90403

November 15, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ronald E. Alper

Re:	Boxwood Merger Corp.

Registration Statement on Form S-1

Filed October 26, 2018, as amended

File No. 333-228018

Dear Mr. Alper:

Boxwood Merger Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-228018), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 5:00 p.m., Washington D.C. time, on Thursday, November 15, 2018, or as soon thereafter as possible.

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Sincerely,

BOXWOOD MERGER CORP.

By:	/s/ Stephen M. Kadenacy
Name: Stephen M. Kadenacy
Title: Chief Executive Officer

[Signature Page to Company’s Acceleration Request]